EXHIBIT 99.1

 GOLD STANDARD REPORTS CYANIDE SOLUBLE RECOVERIES OF 82.4% FOR THE PINION OXIDE GOLD DEPOSIT, CARLIN TREND NEVADA

August 19, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) reported today favorable metallurgical results from the first comprehensive work designed to determine the metallurgical characteristics at the Pinion oxide gold deposit, Carlin Trend Nevada.  Cyanide soluble recoveries averaged 82.4% in oxidized multilithic dissolution collapse breccia, the main gold host at Pinion, indicating that this material is likely to support heap leach processing.  Results will be used in a planned 2015 Pinion resource estimate, and to refine upcoming bottle roll testing.

Highlights

•	Cyanide soluble gold results, from oxidized multi lithic breccia (“mlbx”) sample pulps, provided the following recoveries:

Mineralized Area	Number of Samples	Number of Drill Holes	Gold Recovery
Far North Zone	171	8	85.7%
North Zone	144	6	85.7%
Main Zone	211	8	81.1%
Northwest Pinion	87	7	86.3%
Southeast Central	171	10	85.0%
East Pinion	114	6	83.4%
Northwest South Zone	162	5	81.1%
Southeast South Zone	137	7	72.0%

•	Cyanide soluble gold assays confirm the consistently oxidized nature of gold mineralization within the Pinion deposit.

•
Excellent correlation exists between the visual logging of oxidized zones containing hematite and/or limonite in drill samples and the cyanide soluble gold assays.  This ease of identification should support an efficient mining operation.

•
The robust nature of the Pinion mineralizing system has resulted in broadly based gold deposition outside of the primary mlbx host.  The test program demonstrates that gold mineralization in these zones is also highly cyanide soluble and therefore potentially exploitable with the mlbx in a combined, larger deposit.  A total of 102 samples from oxidized and mineralized units other than the mlbx achieved a cyanide soluble average of 84.2%.  These units include the Tripon Pass Limestone, Chainman Formation sandstone and Tonka Formation conglomerate.

•	Cyanide soluble silver assays averaged 45.7% based on 1,173 mineralized and oxidized mlbx samples in 57 drill holes.

•
At Southeast Pinion, one third of the multilithic breccia samples in two holes returned lower cyanide recoveries of gold and, lower recoveries were also obtained throughout the breccia in a third hole, PIN15-03.  These intercepts with lower recovery were previously recognized from visual logging as not oxidized, and are therefore not included in the modeled multilithic breccia gold zone.

Cyanide solubility analyses were completed on all of Gold Standard’s 2014 and 2015 drill samples that returned fire assay values of greater than 0.14 g Au/t, the cut-off grade established by APEX Geoscience Ltd. of Edmonton, Canada in its NI 43-101 resource estimate announced on September 10, 2014 (see news release).  The laterally-continuous multilithic dissolution collapse breccia (mlbx), which is the most important gold mineralization host at Pinion, was the primary focus for this test work.  The cyanide solubility analyses were one-hour leach tests performed on 1,299 drill sample pulps from 59 drill holes distributed throughout the deposit, using the ALS Minerals Au-AA13 method (click the following link for 2014 and 2015 Pinion drill hole locations http://bit.ly/1PkRS4R).  Cyanide leach analyses were also performed for silver using the ALS Minerals Ag-AA13 method.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “These good cyanide soluble recoveries are very consistent within the oxidized multilithic host breccia at Pinion and indicate that the gold is leachable.  These results confirm and correlate well with our visual logging of oxide material and categorization of gold zones in our resource model.  They will also help us design bottle roll tests for the next part of our metallurgical program.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the GSV’s Elko office to the sample preparation facility was continuously monitored. Sample pulps were delivered to ALS Minerals preparation facility in Elko, NV and shipped to ALS Minerals certified laboratory in Vancouver, BC.  Pulps were analyzed for silver using the Ag-AA61 method. Cyanide soluble assays were determined by the Au-AA13 and Ag-AA13 methods.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com